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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25                ----------------
                                                             SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING            1-3040
                                                             ----------------
(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 10-Q       ----------------
             [ ] Form N-SAR                                   CUSIP NUMBER
                                                                 74913GA
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               For Period Ended: June 30, 2002


               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

QWEST CORPORATION
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Full Name of Registrant

NOT APPLICABLE
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Former Name if Applicable

1801 CALIFORNIA STREET
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Address of Principal Executive Office (Street and Number)

DENVER, COLORADO 80202
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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[X]       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

We are a wholly owned, indirect, subsidiary of Qwest Communications International Inc. ("QCII"). As QCII announced in its press releases dated July 28, 2002 and August 8, 2002, each filed as an Exhibit to Forms 8-K filed on July 29, 2002 and August 8, 2002, respectively, earlier this year QCII and its board of directors began an analysis of, among other things, revenue recognition and accounting treatment for certain of its transactions in 1999, 2000 and 2001. At this time, while we continue to believe that QCII's restatement will not impact Qwest Corporation's financial statements, additional work is necessary to determine whether the financial statements of Qwest Corporation, including those that would be included in Qwest Corporation's Form 10-Q for the quarter ended June 30, 2002, will be impacted by the expected restatement of QCII. As a result, Qwest Corporation's Form 10-Q for the quarter ended June 30, 2002 cannot be completed by August 14, 2002, without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
               Yash A. Rana                   303             992-5109
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                  (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is currently anticipated that: (i) total operating revenues will be $3.000 billion and $6.049 billion for the three and six months ended June 30, 2002, respectively, compared to $3.164 billion and $6.283 billion for the three and six months ended June 30, 2001, respectively, (ii) operating income will be $587 million and $1.404 billion for the three and six months ended June 30, 2002, respectively, compared to $855 million and $1.701 billion for the three and six months ended June 30, 2001 and (iii) net income will be $240 million and $631 million for the three and six months ended June 30, 2002, respectively, compared to $469 million and $910 million for the three and six months ended June 30, 2001, respectively.

                                QWEST CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date AUGUST 15, 2002           By /s/ OREN G. SHAFFER
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                                  Name:   Oren G. Shaffer
                                  Title:  Vice Chairman and
                                          Chief Financial Officer